

Lex Oiler · 3rd

 Billbox, Inc.

Building @trybillbox Designing @mixmax

Los Angeles, California, United States · 500+ connections ·
Contact info

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Gypsy Cup Creative Direction, Branding, & Web Design



NotaryCam Branding & UI Design



OfficeSpace.com

Experience



Chief Executive Officer
Billbox, Inc.
Nov 2020 – Present · 3 mos
Los Angeles County, California, United States

Billbox is a digital solution that makes it easier for patients to pay medical bills while improving their credit, straight from their phone. Healthcare professionals get paid faster and patients can improve their financial health while improving their physical health. A win-win situation.



Mixmax
7 mos

Senior Product Designer
Full-time
Sep 2020 – Present · 5 mos

Senior Product Designer
Contract
Jul 2020 – Sep 2020 · 3 mos



Senior Product Designer
Self Employed · Self-employed
Jan 2012 – Jul 2020 · 8 yrs 7 mos
Seattle, Washington, United States



Product Designer
Upside Commerce, Inc.
Apr 2017 – Jan 2018 · 10 mos
Greater Seattle Area



Yesler, A Projectline Agency
11 mos

Web Strategist
Nov 2014 – May 2015 · 7 mos
Seattle, WA

- Working with business teams to define and execute high visibility digital optimization initiatives globally
- Identifies project business goals (based on insights from competitive research, industry trends and metrics), current pain points and gaps, while leading project discovery with executive sta ...see more

UI/UX Designer
Jul 2014 – May 2015 · 11 mos

- Executing interaction design and visual design as a part of a multi-disciplinary team
- Collaborating on user experience planning
- Producing high-quality visual designs—from concept to execution, including those for desktop, web, and mobile devices at a variety of resolutions (icons, graphics, and marketing matei ...see more











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Education

Capital University
Political Science/Pre-Law
2010 – 2013

University of Dayton
marketing
2010 – 2011

University of Ohio NorthwesternVirtual College Core
High School Diploma
2010

Skills & endorsements

User Interface Design · 2
Michael Blood and 1 connection have given endorsements for this skill

Product Design · 2
Michael Blood and 1 connection have given endorsements for this skill

Sketch App · 2
Michael Blood and 1 connection have given endorsements for this skill

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Recommendations

Received (4) Given (0)

Deb Franko, MBA
Healthcare Consultant I Executive Communications I Media Relations I Integrated Marketing
November 4, 2015, Deb was a client of Lex's

Lex is genuine, smart and a great collaborator. She was able to take on a very complicated website build for my company and delivered an amazing product. She has stellar design skills as well as deep experience in designing quality websites. Her knowledge of SEO definitely helped push our sites to the next level. I woul... See more

Alex Diaz
•Global Product Marketing •Board Member •Shaping GTM Efforts & Product @ Webflow •Obsessed With Building Products & Brands •#GrowthMindset
May 12, 2015, Lex worked with Alex in the same group

Lex is one of the most kick-ass people I've ever had the pleasure of working with. She gives it her all with everything she does; she never accepts "good enough," and never stops growing, learning, and improving. She just plain gets it - Lex has that rare combination of intelligence & common sense, paired w... See more

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Accomplishments

2 Projects
Susan B. Krevoy Eating Disorders Treatment Program • USA Express Inc

1 Language
French

1 Organization
AIGA